FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey T... ...anley Street, Central, Hong Kong.
...十六號騏利大廈九樓
...6 • E-mail: fw@fairwind.com.hk


03050090

Our Ref.: S/7911/94 LTO/kk

4 APR 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 3rd April, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.



File No.82-4177

華潤創業有阝
China Resources E

(Incorporated in Hong Kong with l

FINAL RESULTS FOR THE YEAR ENDI

- Total turnover reached a record HK$28.8 billion, an increase of 19.1
- Earnings jumped 16.4% to HK$1,403 million despite the absence of
- Final dividend of HK13 cents proposed, bringing the full year divide share) including a special dividend of HK25 cents paid in last Februa ratio reached 70%

Financial Highlight

	2002 *HK$'000*	2001 *HK$'000*
Turnover	**28,822,019**	24,196,490
Profit from operations	**1,800,373**	2,021,801
Share of results of associates	**449,930**	422,559
Profit attributable to shareholders	**1,402,945**	1,204,807
Earnings per share	**HK$0.68**	HK$0.60
Dividend per share	**HK$0.47**	HK$0.18
	At 31st December 2002	At 31st December 2001
Shareholders' funds	**13,286,733**	11,987,385
Minority interests	**3,263,256**	2,867,842
Consolidated net borrowings	**1,482,909**	1,684,944
Current ratio	**1.29**	1.60
Net assets per share:		
Book value	**HK$6.39**	HK$5.95

Anal

Petro
Retai
Food
Bever
Texti
Prope
Invest

Subto

Elimi
Net c

Total

2002 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2002 as follows:

	Notes	2002 *HK$'000*	2001 *HK$'000*
Turnover	1	**28,822,019**	24,196,490
Cost of sales		**(23,114,000)**	(19,504,688)
Gross profit		**5,708,019**	4,691,802
Other revenue	2	**440,728**	513,697
Selling and distribution expenses		**(2,759,151)**	(1,988,926)
General and administrative expenses		**(1,589,223)**	(1,194,772)
Profit from operations	3	**1,800,373**	2,021,801
Finance costs	4	**(312,246)**	(422,668)
Loss recognised in respect of investment in an associate		**—**	(292,012)
Share of results of associates		**449,930**	422,559

1. Segn

Geog

For t
S

For t
Sc

2. Other

Other
Di
Int
Pr

	Notes		
Other revenue	2	440,728	513,697
Selling and distribution expenses		(2,759,151)	(1,988,926)
General and administrative expenses		(1,589,223)	(1,194,772)
Profit from operations	3	**1,800,373**	2,021,801
Finance costs	4	(312,246)	(422,668)
Loss recognised in respect of investment in an associate		—	(292,012)
Share of results of associates		449,930	422,559
Profit before taxation		**1,938,057**	1,729,680
Taxation	5	(310,187)	(263,825)
Profit after taxation		**1,627,870**	1,465,855
Minority interests		(224,925)	(261,048)
Profit attributable to shareholders		**1,402,945**	1,204,807
Dividends	6	**981,611**	366,229
Earnings per share			
Basic	7	**HK$0.68**	HK$0.60
Diluted		**HK$0.67**	HK$0.59

Notes:

1. **Segment information**

Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Petroleum and Chemical Distribution *HK$000*	Retail *HK$000*	Food Processing and Distribution *HK$000*	Beverage *HK$000*	Textiles *HK$000*	Property *HK$000*	Investments and Others *HK$000*	Elimination *HK$000*	Total *HK$000*
For the year ended 31st December 2002									
REVENUE									
External sales	10,500,763	6,342,269	4,768,241	3,738,119	2,521,527	432,658	518,442	—	28,822,019
Inter-segment sales	—	1,936	35,133	—	—	108,174	—	(145,243)	—
	10,500,763	6,344,205	4,803,374	3,738,119	2,521,527	540,832	518,442	(145,243)	28,822,019
Other revenue	29,136	54,634	40,493	33,522	49,358	11,551	81,723	—	300,417
	10,529,899	6,398,839	4,843,867	3,771,641	2,570,885	552,383	600,165	(145,243)	29,122,436
Result									
Segment Result	327,052	116,309	402,909	344,708	199,574	270,330	62,763	—	1,723,645
Unallocated corporate expenses									(63,583)
Interest income									140,311
Profit from operations									1,800,373
Finance costs									(312,246)
Share of net profits of associates	**6,660**	**(704)**	**40,090**	**—**	**9,961**	**—**	**336,893**	**—**	**392,900**
Taxation									(253,157)
Profit after taxation									1,627,870
For the year ended 31st December 2001									
REVENUE									
External sales	9,889,257	4,025,816	5,715,205	2,412,999	—	1,378,942	774,271	—	24,196,490
Inter-segment sales	—	—	34,654	—	—	100,014	—	(134,668)	—
	9,889,257	4,025,816	5,749,859	2,412,999	—	1,478,956	774,271	(134,668)	24,196,490
Other revenue	48,177	38,067	56,562	23,070	—	15,716	8,459	—	190,051
	9,937,434	4,063,883	5,806,421	2,436,069	—	1,494,672	782,730	(134,668)	24,386,541
Result									
Segment Result	246,107	90,907	436,252	147,871	—	707,324	117,034	—	1,745,495
Unallocated corporate expenses									(47,340)
Interest income									255,272
Profit on disposal of investments									68,374
Profit from operations									2,021,801
Finance costs									(422,668)
Loss recognised in respect of investment in an associate									(292,012)
Share of net profits of associates	11,668	3,819	43,508	—	—	—	310,965	—	369,960
Taxation									(211,226)
Profit after taxation									1,465,855

業有限公司

;ources Enterprise, Limited

:d in Hong Kong with limited liability)

HE YEAR ENDED 31ST DECEMBER, 2002

an increase of 19.1% from 2001

ɔite the absence of significant property development and banking profits ..

the full year dividend to HK47 cents, (interim dividend 2002: HK9 cents per

paid in last February for the disposal of interest in banking business; payout

2001
K$'000
196,490
021,801
422,559
204,807
K$0.60
K$0.18
er 2001
987,385
367,842
584,944
1.60
K$5.95

Analysis of Turnover and Profit

	Turnover		Profit Attributable to Shareholders	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Petroleum and Chemical Distribution	**10,500,763**	9,889,257	**284,671**	227,942
Retail	**6,344,205**	4,025,816	**24,306**	30,920
Food Processing and Distribution	**4,803,374**	5,749,859	**336,794**	396,767
Beverage	**3,738,119**	2,412,999	**100,105**	60,849
Textiles	**2,521,527**	—	**164,311**	—
Property	**540,832**	1,478,956	**220,760**	512,727
Investments and Others	**518,442**	774,271	**407,293**	169,471
Subtotal	**28,967,262**	24,331,158	**1,538,240**	1,398,676
Elimination of inter-segment transactions	**(145,243)**	(134,668)	**—**	—
Net corporate interest and expenses	**—**	—	**(135,295)**	(193,869)
Total	**28,822,019**	24,196,490	**1,402,945**	1,204,807

2002 RESULTS

ıe audited

er 2002 as

2001
HK$'000
:4,196,490
.9,504,688)
4,691,802
513,697
(1,988,926)
(1,194,772)
2,021,801
(422,668)
(292,012)
422,559

1. Segment information (continued)

Geographical segments

	Hong Kong *HK$'000*	Chinese Mainland *HK$'000*	Other Countries *HK$'000*	Total *HK$'000*
For the year ended 31st December 2002				
Segment revenue				
Turnover	14,423,234	12,227,194	2,171,591	28,822,019
Other revenue	184,550	112,333	3,534	300,417
	14,607,784	12,339,527	2,175,125	29,122,436
For the year ended 31st December 2001				
Segment revenue				
Turnover	15,684,629	7,727,574	784,287	24,196,490
Other revenue	145,365	37,956	6,730	190,051
	15,829,994	7,765,530	791,017	24,386,541

2. Other revenue

	2002 *HK$'000*	2001 *HK$'000*
Other revenue includes the following:		
Dividend from other unlisted investments	**14,525**	12,888
Interest income	**140,311**	255,272
Profit on disposal of interest in subsidiaries	[illegible]	[illegible]

Other revenue	145,565	37,956	6,750	190,051
	15,829,994	7,765,530	791,017	24,386,541

2. Other revenue

	2002 *HK$'000*	2001 *HK$'000*
Other revenue includes the following:		
Dividend from other unlisted investments	14,525	12,888
Interest income	140,311	255,272
Profit on disposal of interest in subsidiaries	474	9,289

3. *Profit from operations*

Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	814,771	565,241
— Assets held under finance leases	5,078	6,178
Amortisation of intangible assets		
— Goodwill (included in general and administrative expenses)	67,712	37,330
— Intangible assets other than goodwill	12,847	12,951

4. Finance Costs

Interest on finance leases	2,402	4,079
Interest on bank loans and other loans wholly repayable within five years	284,692	399,153
Financing charges	26,786	19,436
	313,880	422,668
Less: Amounts capitalised	(1,634)	—
	312,246	422,668

5. Taxation

Current taxation		
Hong Kong		
Company and subsidiaries	145,007	174,198
Associates	42,171	43,726
Chinese Mainland		
Subsidiaries	95,164	32,548
Associates	14,859	8,873
Overseas		
Subsidiaries	12,959	2,553
	310,160	261,898
Deferred taxation		
Hong Kong		
Subsidiaries	315	1,775
Chinese Mainland		
Subsidiaries	(288)	152
	310,187	263,825

Hong Kong Profits Tax is calculated at 16% (2001: 16%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. Dividends

Additional final dividend paid for the previous year as a result of share allotment and exercise of share options	5,798	3,477
2002 special interim dividend paid of HK$0.25 (2001: Nil) per ordinary share	518,142	—
2002 interim dividend paid of HK$0.09 (2001: HK$0.08) per ordinary share	187,218	161,197
2002 proposed final dividend of HK$0.13 (2001: HK$0.10) per ordinary share	270,453	201,555
	981,611	366,229

7. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings		
Net profit attributable to shareholders for the purpose of calculating basic earnings per share	1,402,945	1,204,807
Interest saving on exercise of convertible bonds	69,561	—
Net profit attributable to shareholders for the purpose of calculating diluted earnings per share	1,472,506	1,204,807

	2002	2001
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,070,867,429	2,010,044,074
Effect of dilutive potential ordinary shares:		
— Share options	12,236,759	17,212,460
— Convertible bonds	119,595,400	—
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,202,699,588	2,027,256,534

The effect of exercise of convertible bonds in 2001 is anti-dilutive.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

CHAIRMAN'S STATEMI

Final Results

The Group's consolidated turnover and profit attributable to shareholders for the year ended 31st December 2002 amounted to approximately HK$28,822.0 million and HK$1,402.9 million respectively, representing an increase of 19.1% and 16.4% from that of last year. Profit contributed by the textile business replaced the anticipated decline in profit from property development segment. Earnings per share of the Group, on a weighted average basis, was HK$0.68 compared to HK$0.60 in 2001.

On a geographical basis, turnover from the Chinese Mainland accounted for 42.4% in 2002 as compared to 31.9% last year. The growth is consistent with the Group's strategic direction to increase the weighting of its business from the Chinese Mainland.

Dividends

The Board recommends a final dividend of HK$0.13 per share for 2002 (2001: HK$0.1 per share) payable on or about 2nd July 2003 to shareholders whose names appear on the Register of Members of the Company on 2nd June 2003.

Together with the interim dividend of HK$0.09 per share and the special dividend of HK$0.25 per share paid on 8th February 2002, the total distribution for 2002 will amount to HK$0.47 per share (2001: HK$0.18 per share).

Closure of Register

The Register of Members will be closed from 2nd June 2003 to 5th June 2003, both days inclusive. In order to qualify for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 30th May, 2003.

Strategic Focus

The Group has identified the Chinese Mainland retailing market as driver to lead the growth of its distribution businesses. In 2002, retail sales in the Chinese Mainland grew 8.8% in nominal terms, again faster than the nominal GDP growth of 6.7%. This is the trend for the past eight years in the Chinese Mainland. Its robust economy and growing urban segment is underpinning the retailing market with consumers showing a growing preference for better shopping environment and quality products. Modern food retail formats, in particular hypermarkets and superstores, are quickly gaining popularity. Coupled with the economic liberalization after its accession to the World Trade Organization, we believe the mainland consumer sector is still at an early stage of its metamorphosis and opportunities abound.

Under the Group's retail-led distribution model, some of our consumer businesses, including food, textiles as well as beverage, will form part of the supply chain for our retail businesses. Our objective is to maximize the operational synergies between our retailing businesses and supply chain-related distribution businesses. The Group has initially targeted fresh food and garment products for integration with the retailing businesses.

Last year, we formulated strategies for our retail, food, textiles and logistics businesses together with professional firms. This year, we have started to further streamline our business via non-core asset disposal. On 26th March 2003, in a bid to further streamline our business and focus on the core operations, the Group proposed a restructuring which, if approved and implemented, will result in the Group's shareholders receiving a special dividend through a distribution in specie of the Group's existing interests in concrete manufacturing and related interests under a new holding company, China Resources Cement Holdings Limited ("China Resources Cement"). The restructuring is conditional on, among other things, the approval by the independent shareholders of the Company on the acquisition of some cement operations held by China Resources (Holdings) Company Limited ("China Resources Holdings"). An application has been made to The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the listing of China Resources Cement on the Stock Exchange by way of introduction. Details of the group restructuring will be shown in a circular to be dispatched to the shareholders. We will continue to review our business portfolio and improve its overall efficiency in a manner consistent with the legitimate interests and benefits of our shareholders.

Corporate Governance

In a bid to improve financial transparency, the Group announced voluntarily its first quarterly financial and operational review in November last year. It is our intention to continue to publish quarterly financial and operational review in the future. In fact, we are the third Hang Seng Index constituent stock to voluntarily announce quarterly performance review. Summarised below are the other major corporate governance initiatives adopted by the Group last year.

- The Group's Executive Committee, which formulates company policies and supervises their implementation, held an intensive meeting in September 2002 to discuss international corporate governance standards and our comparison. It subsequently approved of a proposal to further elevate our standard.
- A handbook on corporate governance was prepared and distributed internally by the end of last year. The handbook sets out our principles and practices in corporate governance and will be updated regularly to match with international standards.
- As a measure to further enhance the Board's independence in the review of management performance, the Group appointed Dr. the Hon Li Ka Cheung Eric as independent non-executive director in March 2003.

The Group is committed to ensuring shareholders of high standard of corporate governance in all aspects and our requirements are promulgated to all management levels. We will continue to look for further improvement riding on the efforts made last year.

Investor Relations

With a common goal to strengthen investor relations, the Group's senior management and heads of different business units worked closely last year to enable an open and responsive communication with shareholders, the financial community and the media in Hong Kong and abroad. During the year, company visits, site visits, roadshows and conferences were arranged to provide investors with a full perspective of our businesses and new investments. More than 240 analysts and 440 fund managers attended the functions. Through such interactive and keen communication with investors, management benefited considerably from a better understan concerted efforts feedback from the

In addition, the Gı access to the most often distributed in the latest informati

Social Responsibil

The Group is dedi October 2002, the (you to the mainla vacancies to new encouraging and c campaign, staff fror and workshops on development.

It is also the Grou impact of our operat as food processin environmental prote will continue to en well-being of the Hc comply with the bes

A New Brand Iden

In September 2002, campaign to promo Chinese characters e Resources culture — people and improven the Group is commit customers, sharehold Group aims for achi medium to long term Group's existing bus

Prospects

The 2002 results wer in Hong Kong, globa and political uncertai laying solid foundati restructuring exercis stability in 2002 in the past two to three yea reliance on property

We have also increa market, through acqui retailing turnover of F lead further corpora

MANAGEMENT DISCUSSION AND

Review of operations

Petroleum and Chemical Distribution

The Group's petroleum and chemical operation is engaged principally in the marketing and distribution of petroleum, LPG and chemical products in Hong Kong and the Chinese Mainland.

Uncertain world economy, fear of wars, concern on the oil supply from the Middle East and the unusual cold winter in Central Asia impacted the supply as well as the prices of oil and the petroleum products during the year under review. Oil prices have risen sharply from US$21 per barrel at the beginning of 2002 to US$31 at the year end. Despite all these volatilities, the petroleum operation achieved a favourable performance in 2002.

Turnover for the year of 2002 for this segment was HK$10,500.8 million, an increase of 6.2% compared with last year. Net profit before corporate interest and expenses for the year of 2002 was HK$284.7 million, an increase of 24.9% over that of 2001.

The petroleum operation reported a turnover HK$8,076.8 million for the year of 2002, representing an increase of 2.1% over that of last year. Overall sales volume sustained at last year level. Sales volume for diesel oil fell by 17.4% while fuel oil and aviation kerosene rose by 3.3% and 19.4% respectively over that of last year. Despite downward pressure to selling prices for diesel oil and aviation kerosene due to fluctuating crude oil prices and competition, the operation was able to enhance its profits through centralized purchase and improved logistics control. Performance of the gas operation in Hong Kong has been stable for the year under review.

Petrol and LPG stations in Hong Kong recorded an increase of 19.7% in sales volume for the year of 2002. As to LPG sold at own stations, overall sales volume soared by 28.4% over last year as a result of the introduction of environmental friendly LPG taxis by the Hong Kong Government and an addition of 2 new LPG stations. Despite the purchased cost of LPG went up lately, the LPG ceiling prices pre-set by the HK government every six months has precluded timely price change, causing decline in profit contribution. In addition, competition is expected to increase as major oil distributors in Hong Kong have begun to set up LPG filling facilities in their own petrol stations. Sales for the petrol stations in Chinese Mainland are expected to improve in 2003 aided by direct account sales. At year-end, the Group operated a total of 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. During the year, the Group also secured the right to operate a petrol station in Macau which is expected to be in service in 2003. Adherence to stringent safety standards helped reduce the insurance expenses of the filling stations for the year under review.

The Chemical operation enjoyed good performance due to the strong demand in the Chinese Mainland and an improved sale and distribution network. For the year ended 31st December 2002, the operation reported a turnover of HK$1,005.1

To keep up with customer needs and changing market scenes, the Group has taken steps to revamp its store formats for its Chinese Mainland operations. A re-branding program has also commenced to establish a national brand.

Given the continuous expansion of the retail sector in the Chinese Mainland, the Group is optimistic to sustain the growth and to improve the profit performance of its Chinese Mainland retail operation in the years ahead through a larger operational scale and enhancement in internal efficiency.

Brand-fashion Distribution

The Group's brand fashion distribution business in the Chinese Mainland continues its stable growth. The operation currently distributes 18 internationally acclaimed brands in designated cities and operates a total of 761 self-operated and franchised boutiques at the end of December 2002 compared to 570 last year. The substantial startup costs incurred in previous years for brand development begin to be paid off. From time to time, the Group will appraise the performance of individual shop and brand such that shop that offers little or no profit will be considered for closure while brand with limited development potential will be pulled out. In order to increase market share, the Group will continue to expand by opening new shops and growing the distribution network.

For the year under review, the operation reported a turnover of HK$893.6 million, up 28.0% from that of last year and a net profit before corporate interest and expenses of HK$4.5 million, down 4.0% against 2001. The strong growth of turnover was mainly due to continuing store expansion in 2002.

Hong Kong Retail

The Group currently operates a chain of retail stores in Hong Kong under the name of CRC Department Store 華潤百貨, Chinese Arts & Craft Stores ("CAC") 中藝 and CRCare store 華潤堂. CRCare was previously known as CRC Medichall. The rebranding exercise was carried out in January 2003.

To cope with the changing market needs, the Group has taken strategic moves to gradually convert its traditional department stores to specialized stores. During the year of 2002, the Group closed its CRC Department Store at Central due to re-development of the building by its owner. The Group also redecorated the CAC Store at Wanchai and Star House respectively in order to create more prominent image for the store to market its medium to high-end arts and crafts products, jewelry and traditional costumes. The CRC Department Store at Mongkok will be closed by April 2003 while the CAC Store at Pacific Place will be redecorated based on the newly defined image. In January 2003, the first super-sized 華潤堂 CRCare store was opened under the new logo at To Kwa Wan. The new store occupies a total floor area of 12,000 square feet and offers Chinese herbs and medicines, western drugs, personal care products, health foods, dried seafood products, sports gears and household items etc. In addition, the store also provides medical consultation service. The development of specialised stores along with the brand new theme of "healthy life" will form an important part of Hong Kong

On a brighter note, the Group with the oppor there.

Beverage

The Group is the seco 62.3% to 2,343,748 consolidation with the The Group will conti production capacity tl gearing up for the Gr share and profitability kilolitres, of which ab

The Group acquired a brewery in Panjin in D and a combined annual of December 2002. In positive synergy effec interest for its brewery equity interest for a bre

For the year ended 31 HK$3,738.1 million, an corporate interest and compared to last year. A acquisitions including t Wuhan in 2002.

Sales volume for beer 2,343,748 kilolitres and 62.3% and an increase acquisitions, an organic recorded for the year un

Textile

The Group acquired the Company Limited ("CR HK$940 million. The ac from CRH. The textile b players in the textile in textiles and garments i established network for customers around the w operation, the Group als

facilities in their own petrol stations. Sales for the petrol stations in Chinese Mainland are expected to improve in 2003 aided by direct account sales. At year-end, the Group operated a total of 19 petrol and LPG stations in Hong Kong and 22 petrol stations in the Chinese Mainland. During the year, the Group also secured the right to operate a petrol station in Macau which is expected to be in service in 2003. Adherence to stringent safety standards helped reduce the insurance expenses of the filling stations for the year under review.

The Chemical operation enjoyed good performance due to the strong demand in the Chinese Mainland and an improved sale and distribution network. For the year ended 31st December 2002, the operation reported a turnover of HK$1,005.1 million, up 44.2% from last year and an operating profit of HK$33.1 million compared to an operating loss of HK$19.7 million last year.

For the year under review, the Marine Transportation operation reported a turnover of HK$740.4 million, down 22.4% from last year and an operating profit of HK$25.6 million, up 77.5% from last year. The decrease in turnover was due to fall in the sales volume of fuel replenishment for marine vessels while the rise in profit was the result of improved profit margins and effective cost control over vessel operations.

The Group anticipates fluctuation of the oil prices to continue in the near term and will take prudent measures to mitigate the effects to its business performance.

Retail

In the past two years, the economy of Hong Kong was affected adversely by deflation, falling property prices and high unemployment rate. Competition was fierce in the retail sector both in Hong Kong and the Chinese Mainland. Amidst the uncertain economy, consumers were very price sensitive. Retailers had to offer generous discounts and loyalty programs to compete for the dwindling dollars. For the year ended 31st December 2002, the retail segment reported a turnover of HK$6,344.2 million, up 57.6% against last year and a net profit before corporate interest and expenses of HK$24.3 million, down 21.4% compared to last year.

Supermarket

The Group currently operates close to 460 stores in Hong Kong and the Chinese Mainland. The number includes self-operated stores and some franchised stores in the mainland. The Group became the single largest supermarket group in South China Region, after acquiring a 65% equity interest in China Resources Vanguard Co., Ltd. (formerly known as China Vanguard Super Department Co., Ltd. ("China Resources Vanguard") in July 2002 at a consideration of RMB372 million (HK$350 million). In September 2002, the Group also acquired a 39.25% equity interest in Suguo Supermarket Co Ltd. 蘇果超市有限公司 for a consideration of RMB232 million (HK$217 million) in order to strengthen its retail operations in the Chinese Mainland further. The share of turnover for the Chinese Mainland's operations grew from 29.5% in 2001 to 62.7% in 2002 as the number of self-operated stores went up from 254 to 316, witnessing the shift of reliance to the Chinese Mainland operations. The Group will continue to expand its supermarket operation through new store opening in 2003.

For the year ended 31st December 2002, the supermarket operations reported a turnover of HK$4,386.3 million, up 97.3% from last year and a net loss before corporate interest and expenses of HK$9.6 million against a net profit of HK$2.9 million in 2001. Earnings before interest, tax, depreciation and amortization ("EBITDA") of the supermarket operations attributable to the Group for 2002 amounted to approximately HK$127.0 million. Overall EBITDA margin was maintained at last year's level of 2.9%. For the year under review, the newly acquired operations from China Resources Vanguard contributed a profit of HK$2.2 million. Such results included relatively high upfront store opening expenses of one-off nature as a result of significant increase in number of new stores opened in 2002 as well as a goodwill amortization of HK$3.9 million for five months associated with the acquisition of a 65% equity interest of China Resources Vanguard. The robust growth in turnover was due to acquisition of China Resources Vanguard in July 2002 and substantial increase in number of stores in the Chinese Mainland.

image for the store to market its medium to high-end arts and crafts products, jewelry and traditional costumes. The CRC Department Store at Mongkok will be closed by April 2003 while the CAC Store at Pacific Place will be redecorated based on the newly defined image. In January 2003, the first super-sized 華潤堂 CRCare store was opened under the new logo at To Kwa Wan. The new store occupies a total floor area of 12,000 square feet and offers Chinese herbs and medicines, western drugs, personal care products, health foods, dried seafood products, sports gears and household items etc. In addition, the store also provides medical consultation service. The development of specialised stores along with the brand new theme of "healthy life" will form an important part of Hong Kong Retail's core business while CAC stores will be developed as stores of vogue promoting sale of Chinese arts and craft items.

For the year ended 31st December 2002, the Hong Kong retail operations reported a turnover of HK$1,064.3 million, down 3.6% from that of last year and a net profit before corporate interest and expenses of HK$29.4 million, up 26.3% compared to 2001. The performance was affected by the closure of 2 department stores.

Food Processing and Distribution

Despite the difficult economic environment in Hong Kong the performance of the Group's food processing and distribution operations was relatively stable.

For the year ended 31st December 2002, the operations reported a turnover of HK$4,803.4 million, a decrease of 16.5% from that of 2001 and a net profit before corporate interest and expenses amounted to HK$336.8 million, a decrease of 15.1% compared with that of 2001. The decline in revenue was mainly due to weak consumption and lifting of the quota on frozen meats export to Hong Kong in January 2002. Excluding the effect of reduced interest income caused by the dividend payment of a HK$1.3 billion made in 2001, net profit in 2002 only fell slightly by 3.7% compared to that of last year.

Operating profit for the food distribution for the year ended 31st December 2002 was 4.5% below that of last year. The decline was distorted by the exceptionally high demand for live pigs, triggered by the outbreak of bird flu and suspension of chilled meat from Thailand during the year of 2001. For the year under review, the grocery and other food products within the food distribution operation reported an increase of 11.3% in turnover and 22.7% in operating profit over 2001, due to successful launch of new products through strong sales team and growing number of new customers. Through prudent marketing strategy and increased direct sourcing of foreign and Chinese Mainland meat products, the Group has improved the gross profit margin of frozen meats substantially by 5.4 percentage points. In order to enhance the market share in Hong Kong, the operations have been actively promoting the fresh, chilled and frozen meat under the brand name 五豐 with satisfactory results.

The ice-cream and frozen food processing enjoyed satisfactory performance, due to expansion of the sales network, increase of products variety and improved margins. For the year ended 31st December 2002, turnover rose 19.5% and its operating profit jumped 14.9% compared to that of last year.

The poor economy has caused competition from South American prawn suppliers in European market to intensify and consumption in Japanese market to decline. Poor global economy caused the selling prices of prawns and tuna to decline in 2002. However the transportation cost increased substantially due to the soaring fuel price. As a result, even though turnover was maintained at last year's level, operating profit for the marine fishing and aquatic product processing has decreased compared to 2001.

For the year ended 31st December 2002, abattoir and other operation reported a 5.2% increase in operating profit over that of last year, due to enhanced efficiency and effective cost control despite a slight decline in slaughtering volume and revenue.

In March 2003, the Group set up a joint venture to construct a modern meat processing centre in Shanghai, laying the cornerstone for entering the mainland meat market.

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NOTICE OF ANNUAL GENERAL

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 5th June, 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.
2. To declare a final dividend.
3. To re-elect Directors and to fix the remuneration of Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

      (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to

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a better understanding of the interests and concerns of investors. The Group's concerted efforts in promoting investor relations have received enthusiastic feedback from the financial community and the media.

In addition, the Group's web site was revamped during the year to allow easier access to the most updated company news. Press releases and presentations were often distributed in a proactive manner so that investors could keep good track of the latest information.

Social Responsibility

The Group is dedicated to build better lives together with the community. In October 2002, the Group jointly organized a recruitment campaign, namely "Lead you to the mainland", with China Resources Holdings offering one hundred vacancies to new university graduates. The response to the campaign was encouraging and over 1,800 candidates attended the event. Apart from the campaign, staff from all levels of the Group was given ongoing training programs and workshops on diverse topics to enhance both their career and personal development.

It is also the Group's objective and responsibility to minimize environmental impact of our operations. Our brewery, petroleum and chemical distribution as well as food processing and distribution operations have deployed stringent environmental protection measures to reduce effluence to the least. The Group will continue to encourage and implement initiatives that could bring forth the well-being of the Hong Kong and Chinese Mainland societies and will endeavor to comply with the best industry practice.

A New Brand Identity

In September 2002, China Resources Holdings undertook a corporate branding campaign to promote and enhance its brand identity. The four "person" (人) Chinese characters embedded in our new logo represent four aspects of the China Resources culture — dedication to people, growth driven by people, respect for people and improvement to the lives of people. Together with our parent company, the Group is committed to enrich people's lives and deliver maximum value to our customers, shareholders and employees. Through innovation and enhancement, the Group aims for achieving leadership positions in our core businesses over the medium to long term. Our corporate tagline "Better life together" also echoes the Group's existing businesses that are, by and large, tightly related to daily lives.

Prospects

The 2002 results were achieved in a difficult year marked by continuing deflation in Hong Kong, global economic slowdown as well as a high degree of economic and political uncertainty. Despite the challenging environment, the Group has been laying solid foundation for its future. We have seen the initial results of our restructuring exercise announced in June 2000 as evident from the earnings stability in 2002 in the absence of significant property development profit. Over the past two to three years, we have restructured our business portfolio to reduce the reliance on property development and focus on distribution businesses.

We have also increased the pace of our investment in the mainland retailing market, through acquisitive and organic growth. The Group aims to achieve a total retailing turnover of RMB50 billion in the Chinese Mainland in five years' time to lead further corporate development. The successful acquisitions of China Resources Vanguard and Suguo are important steps to implement our retailing plan. We have also commenced a re-branding program for our supermarket business. A national brand with traits that can clearly be distinguished from another will be created. As WTO broadens direct access to the mainland market, competition is increasing especially in the supermarket sector. To succeed in competition, we are strengthening our supply chain, building up district dominance, improving cost efficiency and recruiting talents. Upon successful implementation of our retailing plan by the end of 2006, our earnings base will be enlarged and become more recurrent.

In addition, our supply chain-related operations, including food, brewery and textile, are well positioned to seek growth opportunities in the Chinese Mainland to bring synergies to our retail businesses. Though businesses in Hong Kong were restrained by the effects of more than three years of price deflation and high unemployment rate, they had displayed strong resiliency during the year and contributed stable cashflow. For the year under review, the proportion of the Group's revenue and profit before taxation from the mainland has increased to 42.4% and 29.5% respectively, compared with 31.9% and 12.5% during the year ended 31st December 2001.

Barring any unforeseeable circumstances, we expect the Group to achieve satisfactory results for 2003 and the turnover from the Chinese Mainland to exceed Hong Kong. We are confident of our long-term ability to excel in a competitive market environment.

Employees

As at 31st December 2002, the Group excluding its associated companies employs approximately 66,000 people, of which approximately 63,000 are employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options. A new share option scheme to replace the old one was approved by the shareholders in the general meeting on 31st January 2002. Details of the scheme are described in the Group's 2002 annual report.

Appreciation

On behalf of the Board of Directors, I would like to express our sincere thanks for the valuable contributions given by Mr. Chan Wai Mo, who has recently resigned as the Group's executive director for personal reasons. Directors of the Group would also like to welcome a new member to the Board, Dr. the Hon Li Ka Cheung Eric as independent non-executive director. We believe that with his extensive experience in public services, accountancy and professional management, Dr. Li will become another valuable member of the Board.

Finally, we acknowledge our gratitude to our employees for their commitment and hard work during the year.

Ning Gaoning
Chairman

Hong Kong, 3rd April 2003

SCUSSION AND ANALYSIS

On a brighter note, the buoyant economy of the Chinese Mainland has provided the Group with the opportunities to expand its existing businesses and market share there.

Beverage

The Group is the second largest brewer in the mainland with sales volume rising 62.3% to 2,343,748 kilolitres. China's beer industry continues to undergo consolidation with the emergence of a small number of large brewery groups. The Group will continue to play a role in this consolidation by expanding production capacity through acquisitions in targeted regions. Promotions are gearing up for the Group's national brand "Snow 雪花", to enhance its market share and profitability. Sales volume of Snow increased by 37% to 442,000 kilolitres, of which about half were sold outside Shenyang.

The Group acquired a new brewery in Wuhan City in April 2002 and a new brewery in Panjin in December 2002, bringing the total number of breweries to 28 and a combined annual production capacity of approximately 4 million kilolitres as of December 2002. Integration of the new breweries is progressing well with positive synergy effect. In December 2002, the Group acquired the minority interest for its brewery at Shenyang and in January 2003 also acquired a 70% equity interest for a brewery in Beijing.

For the year ended 31st December 2002, the operation reported a turnover of HK$3,738.1 million, an increase of 54.9% over last year and a net profit before corporate interest and expenses of HK$100.1 million, an increase of 64.5% compared to last year. A large portion of the growth is attributable to the Group's acquisitions including the Sichuan Blue Sword in late 2001 and the brewery in Wuhan in 2002.

Sales volume for beer and purified water for the year of 2002 amounted to 2,343,748 kilolitres and 279,777 kilolitres respectively, showing an increase of 62.3% and an increase of 17.7% over that of last year. Discounting the new acquisitions, an organic growth of about 5.2% in the sales volume for beer was recorded for the year under review.

Textile

The Group acquired the textile business from its parent, China Resources Holdings Company Limited ("CRH") in January 2002 for a consideration of approximately HK$940 million. The acquisition contained a profit guarantee of HK$160 million from CRH. The textile business, established in the late 1950s, is one of the leading players in the textile industry engaging in the manufacturing and distribution of textiles and garments in the Chinese Mainland. The acquired business has an established network for imports and exports with a strong base of supply and customers around the world. In order to strengthen the management for the textile operation, the Group also acquired the minority interests of several operating units in Shandong in May 2002 and a controlling interest in a company in Hebei in November 2002. With a view to reduce operational and production costs of the acquired business and to facilitate the Group's plan to increase its market share in

retail properties were fully leased. The Group's rental properties held for industrial and office use, has a total floor area of approximately 812,000 square feet and 163,000 square feet respectively.

For the year ended 31st December 2002, the Group's rental properties segment, which comprises retail stores, office and industrial premises, reported a turnover of HK$286.5 million (2001: HK$309.4 million) and a net profit before corporate interest and expenses of HK$148.5 million (2001: HK$242.5 million). A provision of HK$78.6 million has been made, of which HK$57.4 million was reflected in the Group's consolidated profit and loss account and HK$21.2 million to the reserves, to reflect the decline in value for the investment properties as of December 2002.

The Group is one of the major godown and cold storage owners and operators in Hong Kong with a total floor area of 1,550,000 square feet. Due to the weak economy, occupancy rates for godown and cold storage operations dropped from last year's 91% and 90% to this year's 89% and 86% respectively. Despite the growing competition and low demands, the operation still reported a stable performance in turnover of HK$183.5 million (2001: HK$170.4 million) and net profit of HK$60.0 million (2001: HK$62.2 million) for the year under review.

Other investments

For the year ended 31st December 2002, the Group's other investments reported a turnover of HK$518.4 million (2001: HK$774.3 million) and a net profit before corporate interest and expenses of HK$407.3 million (2001: HK$169.5 million).

Excluding the asset disposal income of HK$59.1 million and the loss recognized of HK$292.0 million for the investment in banking business in 2001, profit for the year of 2002 increased by 1.2%.

Container Terminal

The Group has a 10% interest in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations, which together serve the Shenzhen and Southern China manufacturing basin reported combined throughput growth of 21% and EBIT growth of 11%.

Building Materials

While the performance for the year under review was affected by low construction activities, the Group is cautiously optimistic of its longer-term prospect as the government attaches great importance to invest in infrastructure to maintain Hong Kong's competitiveness. The Hong Kong government has announced various key focus areas for developments including Victoria Harbour, transportation, urban renewal, ports and new towns etc. All these construction activities will generate positive demand for concrete.

For the year ended 31st December 2002, the operation reported a turnover of HK$391.5 million, a decrease of 41.3% from that of last year and a net profit

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Company Limited ("CRH") in January 2002 for a consideration of approximately HK$240 million. The acquisition contained a profit guarantee of HK$160 million from CRH. The textile business, established in the late 1950s, is one of the leading players in the textile industry engaging in the manufacturing and distribution of textiles and garments in the Chinese Mainland. The acquired business has an established network for imports and exports with a strong base of supply and customers around the world. In order to strengthen the management for the textile operation, the Group also acquired the minority interests of several operating units in Shandong in May 2002 and a controlling interest in a company in Hebei in November 2002. With a view to reduce operational and production costs of the acquired business and to facilitate the Group's plan to increase its market share in the highly fragmented textiles and garment manufacturing industry in China, the Group announced in February 2003 the acquisition of 51% interests in China Resources Jinhua Co. Ltd., a Shenzhen-listed company, for a consideration of RMB163.5 million. The completion of acquisition is subject to regulatory approvals including a mainland waiver from making a general offer. In addition, the Group entered into an agreement in March 2003 to acquire a textile production operation in Jiangsu. In order to upgrade product quality aimed at improving profit margins, the Group has started a program in late 2002, funded through internal resources, to replace old machines with advanced ones. The west coast port lockout in the United States in September 2002 has insignificant effect to the garment exports business.

For the year ended 31st December 2002, the operation reported a turnover of HK$2,521.5 million and a net profit before corporate interest and expenses of HK$164.3 million. Under the provision of profit guarantee from CRH, the guaranteed profit at HK$160.0 million was met for the year under review.

The Group is optimistic that the operation will turn more competitive in the market place and contribute good returns when the effects of technical upgrade begin to take root.

Property

The property market in Hong Kong was lackluster for the year under review. Net rentals of office and industrial properties continued to slide and had returned to the level in 1988. The Group's rental income was affected by property downturn but occupancy rates remained high.

For the year ended 31st December 2002, the property operation reported a turnover of HK$540.8 million (2001: HK$1,478.9 million) and a net profit before corporate interest and expenses HK$220.8 million (2001: HK$512.7 million). The decline in turnover and profit compared to 2001 reflects the Group's strategy to shift its focus to retail-led businesses.

Property development

For the year ended 31st December 2002, the Group's Hong Kong property development segment, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover of HK$70.8 million (2001: HK$999.2 million) and a net profit before corporate interest and expenses of HK$12.3 million (2001: HK$208.0 million). The developments have been completed with all residential units substantially sold in prior years. At end of 2002, only 3 residential units were left unsold. Of the 500 car parks, 211 have been sold and 266 leased as at end of 2002.

Rental Properties

The Group's retail properties are located in the prime Hong Kong districts including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan, occupying a total floor area of about 398,000 square feet. The Group's New Town Mall 新之城 at Nan Fung Centre, targeting younger generations, has enjoyed stable growth in rental income since opened in 2000. Riding on this success, the Group will take steps in 2003 to revamp its retail properties at Mongkok with innovative decors and distinctive themes to attract and retain customers. As of December 2002, most

Building Materials

While the performance for the year under review was affected by low construction activities, the Group is cautiously optimistic of its longer-term prospect as the government attaches great importance to invest in infrastructure to maintain Hong Kong's competitiveness. The Hong Kong government has announced various key focus areas for developments including Victoria Harbour, transportation, urban renewal, ports and new towns etc. All these construction activities will generate positive demand for concrete.

For the year ended 31st December 2002, the operation reported a turnover of HK$391.5 million, a decrease of 41.3% from that of last year and a net profit before corporate interest and expenses of HK$53.3 million, a decrease of 62.4% as compared to 2001.

On 26th March 2003, the Group announced a proposal to restructure the ready-mixed concrete business by way of distribution in specie of its equity in such business to shareholders with a view to streamline and focus on its core operations.

Financial review

Capital and Funding

The Group finances its operations principally by cash generated from internal operations, equity capital and bank borrowings. After fully repaying the Floating Rate Notes of US$175 million in April 2002 and settling the HK$2.9 billion syndicated loan, the Group's borrowings as at 31st December 2002 was HK$5,429.0 million with HK$2,278.5 million payable within 1 year. The Group's consolidated cash amounted to HK$3,946.1 million. Committed borrowing facilities available to the Group, but not drawn as at 31st December 2002, amounted to approximately HK$2.0 billion (2001: HK$Nil). The US$230 million convertible guaranteed bonds, issued by the Group in May 2001 and due on 31st May 2006, are subject to fixed interest rate while all other bank borrowings are subject to floating rates.

Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 9.0%.

The Group has a substantial portion of its assets denominated in Hong Kong dollars, U.S. dollars and Renminbi. As of 31st December 2002, the Group has 21.2% of its borrowings denominated in Hong Kong dollars, 39.3% in U.S. dollars and 39.5% in Renminbi. As of 31st December 2002, the Group had no material exposure to foreign exchange contracts, interest or currency swap or other financial derivatives.

In October 2002, the Group sealed a HK$3 billion dual-currency syndicated loan facility. The interest rate has been set at 39 basis points over the London inter-bank offered rate for the United States dollar loans and 39 basis points over the Hong Kong inter-bank offered rate for the local currency. The facility will be utilized for refinancing the existing loans and general corporate funding needs for the Group and its subsidiaries.

Pledge of assets

As at 31st December 2002, fixed assets with net book value of HK$466.4 million (2001: HK$654.0 million) are pledged for short-term loans in the sum of HK$370.6 million (2001: pledged for short-term loans of HK$438.3 million and long-term loans of HK$37.6 million).

Contingent liabilities

As at 31st December 2002, the Group has no material contingent liabilities.

NUAL GENERAL MEETING

iai, Hong

securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

ers of the
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"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

proval in
ition and

"THAT subject to the passing of the Resolution nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Resolution no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

eting of

Hong Kong, 3rd April, 2003

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1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of the Company will be closed from Monday, 2nd June 2003 to Thursday, 5th June 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 30th May 2003.

4. An explanatory statement as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in connection with the proposed repurchase mandate under Resolution no. 5 above will be dispatched to members together with the 2002 annual report of the Company.